

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2007

Mr. Roderick Chisholm
Chief Financial Officer
Seabridge Gold Inc.
172 King Street East, 3rd Floor,
Toronto, Ontario
Canada M5A 1J3

> **Re:** **Seabridge Gold Inc.**
> **Form 20 - F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-32135**

Dear Mr. Chisholm:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director